UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

_______________________________________________

Northern Oil and Gas, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
665531109
(CUSIP NUMBER)
D. Forest Wolfe
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-8220

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 20, 2019
(Date of event which requires filing of this statement)

 _______________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”) of Northern Oil and Gas, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 601 Carlson Pkwy, Suite 990, Minnetonka, Minnesota 55305.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background
(a) This statement is filed by: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, L.P., a Delaware limited partnership (“AG Partners), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon (collectively with Angelo Gordon, AG Partners and JAMG, the “Reporting Persons”).
Angelo Gordon, in its capacity as investment manager to certain managed accounts and investment fund vehicles (collectively, the “Accounts”), has sole power to vote all shares of Common Stock held in the Accounts and to dispose of all shares of Common Stock held in the Accounts. Michael L. Gordon is the managing member of JAMG, which is the general partner of AG Partners, which is the sole general partner of Angelo Gordon and Mr. Gordon is the chief executive officer of Angelo Gordon. Each of Mr. Gordon, JAMG and AG Partners may be deemed to control Angelo Gordon.
(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.
(c) The principal business of Angelo Gordon is the management of the assets and activities of the Accounts. The principal business of AG Partners is acting as the general partner of Angelo Gordon.  The principal business of JAMG is acting as the general partner of AG Partners.  The principal business of Mr. Gordon is acting as the managing member of JAMG and chief executive officer of Angelo Gordon.
(d) None of the Reporting Persons nor any of the Accounts have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor any of the Accounts have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Angelo Gordon is a Delaware limited partnership. AG Partners is a Delaware limited partnership. JAMG is a Delaware limited liability company. Mr. Gordon is a United States citizen.

Item 3.	Source and Amount of Funds
The Reporting Persons on behalf of the Accounts purchased 900,000 shares of Common Stock in the Issuer’s public offering on April 6, 2018 at a purchase price of $1.50 per share. The Accounts received 11,505,169 shares of Common Stock and $51,777,000 in the Issuer’s 8.500% Senior Secured Second Lien Notes due 2023 on May 15, 2018 in exchange for $69,031,000 in aggregate principal amount of the Issuer’s 8.000% Senior Unsecured Notes due 2020. The Reporting Persons sold 1,215,644 shares of Common Stock between November 19, 2018 and December 4, 2018 in open market transactions. The Reporting Persons purchased 20,615,000 shares of Common Stock on behalf of the Accounts in open market transactions through a broker using the working capital of the Accounts. The aggregate purchase price of such shares of Common Stock purchased in the open market and directly held by the Accounts was approximately $35,172,620.

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts of the Accounts.
One of the Accounts has borrowed pursuant to a subscription line maintained with a bank.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes.  The Reporting Persons, who also have acquired $86,071,544 par value of the Issuer’s 8.500% Senior Secured Second Lien Notes due 2023 on behalf of the Accounts, intend to communicate with the Issuer’s management and Board of Directors (the “Board”), as well as holders of equity or debt securities or other indebtedness of the Issuer, regarding potential transactions involving the Issuer’s indebtedness that could facilitate the return of capital to shareholders and potential financing transactions, as well as related financial and other matters.  The Reporting Persons or their affiliates may participate in the transactions described in the preceding sentence or any other transactions that may be undertaken by the Issuer.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5.	Interest in Securities of the Issuer
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 398,554,831 shares of Common Stock outstanding as of July 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2019.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 31,804,525 shares of Common Stock and the power to dispose of 31,804,525 shares of Common Stock held in the Accounts. As the sole general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 31,804,525 shares of Common Stock and the power to dispose of 31,804,525 shares of Common Stock held in the Accounts. As the general partner of AG Partners, JAMG may be deemed to have the sole power to vote 31,804,525 shares of Common Stock and the power to dispose of 31,804,525 shares of Common Stock held in the Accounts.  As the managing member of JAMG and the chief executive officer of Angelo Gordon, Michael L. Gordon may be deemed to have sole power to vote 31,804,525 shares of Common Stock and the power to dispose of 31,804,525 shares of Common Stock held in the Accounts.
(c) Transactions in the shares of Common Stock by the Reporting Persons during the last sixty days are listed in Annex A attached hereto, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1.	Joint Filing Agreement by and Among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 30, 2019
ANGELO, GORDON & CO., L.P.
By:	AG Partners, L.P. Its General Partner
By:	JAMG LLC Its General Partner
By:	MICHAEL L. GORDON Its Managing Member
By:	/s/ Kirk Wickman Kirk Wickman Attorney-in-Fact
AG PARTNERS, L.P.
By:	JAMG LLC Its General Partner
By:	MICHAEL L. GORDON Its Managing Member
By:	/s/ Kirk Wickman Kirk Wickman Attorney-in-Fact
JAMG LLC
By:	MICHAEL L. GORDON Its Managing Member
By:	/s/ Kirk Wickman Kirk Wickman Attorney-in-Fact

MICHAEL L. GORDON

By:	/s/ Kirk Wickman Kirk Wickman Attorney-in-Fact

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Northern Oil and Gas, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 30, 2019.

ANGELO, GORDON & CO., L.P.
By:	AG Partners, L.P. Its General Partner
By:	JAMG LLC Its General Partner
By:	MICHAEL L. GORDON Its Managing Member
By:	/s/ Kirk Wickman Kirk Wickman Attorney-in-Fact
AG PARTNERS, L.P.
By:	JAMG LLC Its General Partner
By:	MICHAEL L. GORDON Its Managing Member
By:	/s/ Kirk Wickman Kirk Wickman Attorney-in-Fact
JAMG LLC
By:	MICHAEL L. GORDON Its Managing Member
By:	/s/ Kirk Wickman Kirk Wickman Attorney-in-Fact

MICHAEL L. GORDON

By:	/s/ Kirk Wickman Kirk Wickman Attorney-in-Fact

Annex A
The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 30, 2019. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price[1]
8/2/2019	795,000		1.5097	(1)
8/5/2019	3,000,000		1.4748	(2)
8/6/2019	2,020,000		1.5663	(3)
8/7/2019	2,400,000		1.6201	(4)
8/19/2019	200,000		1.7964	(5)
8/20/2019	1,050,000		1.8415	(6)
8/21/2019	1,750,000		1.8366	(7)
8/22/2019	2,000,000		1.8203	(8)
8/23/2019	2,000,000		1.6861	(9)
8/26/2019	1,000,000		1.7368	(10)
8/27/2019	2,000,000		1.821	(11)
8/28/2019	1,600,000		1.9046	(12)
8/29/2019	800,000		1.9359	(13)

(1) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.46 to $1.54, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) and (13).
(2) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.41 to $1.51, inclusive.
(3) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.50 to $1.64, inclusive.
(4) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.56 to $1.73, inclusive.
(5) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.78 to $1.80, inclusive.
(6) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.78 to $1.88, inclusive.
(7) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.79 to $1.89, inclusive.
(8) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.79 to $1.87, inclusive.
(9) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.62 to $1.75, inclusive.
(10) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.685 to $1.78, inclusive.
(11) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.70 to $1.87, inclusive.
(12) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.845 to $1.98, inclusive.
(13) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.89 to $1.965, inclusive.